FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Amendment to the Supplementary Information Attached to the Financial Information for the Year Ended March 31, 2004]

2. [(English Translation) Notice of Resolutions of the Ordinary General Meeting of Shareholders]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka Senior Managing Director

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Tokyo, 25 June 2004

Amendment to the Supplementary Information Attached to the Financial Information for the Year Ended March 31, 2004

We have amended the Supplementary Information attached to the Financial Information Announced April 28, 2004. The changes are underlined below.

Amendment

Financial Summary of Nomura Securities Co., Ltd. For the Year Ended March 31, 2004

Supplementary Information

4. Underwriting, Subscription, and Distribution (p.47)

Please see [Attachment] for details.

[Attachment]

(Announced on April 28, 2004)

4. Underwriting, Subscription and Distribution

	(Millions of shares or yen except percentages)
	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/ (B)(%)
Underwriting
Stocks (number of shares)	557	191	191.2%

(yen amount)	633,438	503,603	25.8

Bonds (face value)	7,368,910	5,710,311	29.0

Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	524,200	757,500	-30.8

Subscription and Distribution*
Stock (number of shares)	917	1,486	-38.2

(yen amount)	712,894	607,806	17.3

Bond (face value)	1,736,227	1,840,377	-5.7

Investment trust certificates (yen amount)	13,661,810	11,905,684	14.8
Commercial paper and others (face value)	524,200	757,500	-30.8

*	Includes secondary offering and private placement.

(Amended)

4. Underwriting, Subscription and Distribution

	(Millions of shares or yen except percentages)
	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/ (B)(%)
Underwriting
Stocks (number of shares)	652	191	241.0%

(yen amount)	775,448	503,603	54.0

Bonds (face value)	7,388,910	5,710,311	29.4

Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	504,200	757,500	-33.4

Subscription and Distribution*
Stock (number of shares)	1,014	1,486	-31.7

(yen amount)	865,546	607,806	42.4

Bond (face value)	1,756,227	1,840,377	-4.6

Investment trust certificates (yen amount)	13,661,810	11,905,684	14.8
Commercial paper and others (face value)	504,200	757,500	-33.4

*	Includes secondary offering and private placement.

Ends

For further information please contact:

Name	Company	Telephone
Shigeki Fujitani	Nomura Securities Co., Ltd Managing Director, Finance Dept., Nomura Group Headquarters	81-3-3211-1811

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

[English Translation]

June 25, 2004

To: Shareholders

Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support for Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the following matters were reported or resolved at the 100th Ordinary General Meeting of Shareholders held today.

I would like to thank you, our shareholder, for your continued support and encouragement to the activities of the Nomura Group.

Description

Reported Matters:

1.	Report on the Business Report (April 1, 2003 – March 31, 2004), Balance Sheet (as of March 31, 2004) and Statement of Income.

2.	Report on the Appropriation of Retained Earnings and its Reason for the Fiscal Year ended March 31, 2004.

The Company delivered the documents related to dividends early June and began to pay the dividend 7.50 yen per share on June 1, 2004. (The annual dividend per share including the interim dividend is 15 yen per share.)

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Resolved Matters:

Proposal No.1: Amendments to the Articles of Incorporation

This proposal was resolved as originally submitted.

Upon the resolution, Article 7 regarding acquisitions of the Company’s shares that provides “the Company may purchase its own shares with a resolution of the board of directors pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code” was newly established.

Proposal No.2: Issuance of Stock Acquisition Rights as Stock Options

This proposal was resolved as originally submitted.

Under the resolution, the Company is authorized to issue without consideration the two types of the stock acquisition rights as stock options to the directors, executive officers and employees of the Company and its subsidiaries.

Proposal No.3: Election of Eleven Directors

This proposal was resolved as originally submitted.

The ten directors, namely Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, Kazutoshi Inano, Shozo Kumano, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Fumihide Nomura and Koji Tajika, were re-elected and one director, namely Nobuyuki Shigemune, was newly elected.

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